Transmittal Letter

UNITED STATES CELLULAR CORPORATION

8410 WEST BRYN MAWR AVENUE

CHICAGO, ILLINOIS  60631

(773) 399-8900

February 26, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	United States Cellular Corporation
File No. 1-9712
2012 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2012 Annual Report on Form 10-K, with exhibits, for United States Cellular Corporation (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except as discussed in Note 1 to the consolidated financial statements.

If you have any questions or comments, please telephone the undersigned (collect) at (608) 664-8487.

Very truly yours,

/s/ Michelle Brukwicki
Michelle Brukwicki
Telephone and Data Systems, Inc.
Director - Accounting and Reporting